Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

TABLE OF CONTENTS

1:	Core Business	1
2:	Highlights	1
3:	Outlook and Strategy	3
4:	Overview of Financial Results	4
5:	Operating Mines	10
6:	Non-GAAP Measures	18
7:	Liquidity and Capital Resources	22
8:	Capitalization	24
9:	General and Administrative Expenses	24
10:	Foreign Exchange	24
11:	Investments and Investment Income	25
12:	Income Taxes	25
13:	Derivatives	26
14:	Contractual Commitments	27
15:	Contingencies	27
16:	Off-Balance Sheet Arrangements	27
17:	Gold and Copper Markets	27
18:	Construction, Development and Exploration	28
19:	Risks and Uncertainties	30
20:	Critical Accounting Policies and Estimates	32
21:	Recent Accounting Pronouncements	32
22:	Disclosures Controls and Procedures	33

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(United States Dollars unless otherwise specified, in accordance with International Financial Reporting Standards (“IFRS”))

A cautionary note regarding forward-looking statements follows this Management’s Discussion and Analysis of Operations and Financial Condition.

1.                                      CORE BUSINESS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian based gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company has significant properties involved in gold and other precious metal production, development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico.

The Company plans to continue to build on its current production base through existing operating mine expansions and throughput increases, the development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

The Company is listed on the Toronto Stock Exchange (Symbol: YRI), The New York Stock Exchange (Symbol: AUY) and The London Stock Exchange (Symbol: YAU).

2.                                      HIGHLIGHTS

Financial

Three months ended June 30, 2011

•                  Record revenues of $573.3 million, an increase of 63% over the second quarter of 2010.

•                  Record net earnings of $194.7 million or $0.26 basic and diluted earnings per share, representing an increase of 178% over the second quarter of 2010.

•                  Record adjusted Earnings (a non-GAAP measure) of $186.2 million, representing basic and diluted Adjusted Earnings per share of $0.25, an increase of 108% over the second quarter of 2010.

•                  Record mine operating earnings of $292.5 million, a 99% increase over the second quarter of 2010.

•                  Record cash flows generated from operations before changes in non-cash working capital of $331.0 million, representing an increase of 70%, compared with the second quarter of 2010.

•                  Cash and cash equivalents at June 30, 2011 were $520.9 million, a 99% increase from the cash balance at the end June 30, 2010 and a 58% increase from the beginning of the year after dividends and debt repayments.

Six months ended June 30, 2011

•                  Revenues of $1 billion, an increase of 50% over the first six months of 2010.

•                  Net earnings of $342.9 million or $0.46 basic and diluted earnings per share, representing an increase of 70% over the first half of 2010.

•                  Adjusted Earnings (a non-GAAP measure) of $338.4 million, representing basic and diluted Adjusted Earnings per share of $0.46, an increase of 109% over the same period of 2010.

•                  Mine operating earnings of $531.0 million, a 91% increase over the first six months of 2010.

•                  Cash flows generated from operations before changes in non-cash working capital of $615.4 million, representing an increase of 72%, compared with the first half of 2010.

Operational

Three months ended June 30, 2011

•                  Production of 278,737 gold equivalent ounces (“GEO”) was 10% higher than production from continuing operations in the second quarter of 2010. Production of wholly owned mines is summarized as follows:

(In GEO)

For the three months ended June 30,	2011	2010
Chapada	31,566	30,450
El Peñón	124,118	100,485
Jacobina	27,806	29,785
Gualcamayo	43,194	37,467
Minera Florida	25,376	25,274
Fazenda Brasileiro	14,007	18,333

•                  Production of 232,138 gold ounces and 2.3 million silver ounces which, for presentation purposes only, is treated as GEO (a gold equivalent ratio of ratio of 50:1).

•                  Quarter-over-quarter increase in production of wholly owned mines was 10%, highlighted by production increases at the Company’s largest mines: El Peñón, Gualcamayo, and Chapada of 24%, 15%, and 4% respectively, compared with the second quarter of 2010.

•                  By-product cash costs of negative $80 per GEO, compared to positive $103 per GEO in the second quarter of 2010.

•                  Co-product cash costs of $451 per GEO.

•                  Co-product cash costs per pound of copper at Chapada of $1.32 on production of 40.8 million pounds of copper contained in concentrate.

Six months ended June 30, 2011

•                  Production of 546,105 GEO was 11% higher than production from continuing operations in the six-month period ended June 30, 2010. Production of wholly owned mines is summarized as follows:

(In GEO)

For the six months ended June 30,	2011	2010
Chapada	64,958	58,244
El Peñón	239,916	208,922
Jacobina	58,125	54,806
Gualcamayo	80,791	66,928
Minera Florida	53,011	45,904
Fazenda Brasileiro	25,259	33,071

•                  Production of 453,627 gold ounces and 4.6 million silver ounces which, for presentation purposes only, is treated as GEO (a gold equivalent ratio of 50:1).

•                  Year-over-year increase in production of wholly owned mines was 12%, highlighted by production increases at Gualcamayo, El Peñón, Minera Florida, Chapada and Jacobina, of 21%, 15%, 15%, 12% and 6% respectively, compared with the first half of 2010.

•                  By-product cash costs of negative $34 per GEO, compared to positive $95 per GEO in the six-month period ended 2010.

•                  Co-product cash costs of $450 per GEO.

•                  Co-product cash costs per pound of copper at Chapada of $1.26 on production of 79.2 million pounds of copper contained in concentrate.

Construction, Development and Exploration

•                  Increased exploration budget in 2011 by 25% to $105 million, given significant cash flow being generated by the Company and the success of the 2010 and 2011 exploration program.

•                  Mercedes, Mexico — Continued advancement of development work along with the advancement of development of higher grade vein structures discovered after a construction decision was made at Mercedes. Significant exploration discoveries were also made at new vein structures. Operations are now expected to commence by the end of 2011. The continued discovery and confirmation of higher than average grades at Lagunas Norte and significant widths at Diluvio are expected to increase mineral resources. The results of this exploration and the acceleration of the development of Lagunas Norte are expected to continue to increase and upgrade the total mineral resources at Mercedes and extend mine life.  This also provides the Company the flexibility to increase production above baseline levels contemplated in the Mercedes feasibility study and initial mine plan.

•                  El Peñón, Chile — Further delineation of the sub-parallel Victoria vein system, within the Pampa Augusta Victoria vein system, indicates significant near surface gold and silver values. The Victoria vein system is now described as a near surface, oxidized, high grade core of mineralization occurring over 400 metres along strike and 100 metres down dip and remains open along strike and down dip. Pampa Augusta Victoria will give more mining flexibility at El Peñón and greater certainty of sustainability of production.

•                  Chapada, Brazil — Significant gold and copper mineralization has been discovered at Corpo Sul, southwest of and on strike with the main Chapada pit, and the previously discovered Suruca deposit to the northeast of the pit. Copper and gold mineralization has now been identified at Chapada along a strike length of almost 12 kilometres. A plan is currently being prepared to review mining from Corpo Sul starting in 2014 with the anticipation of grades being greater than the grades the Company otherwise would be mining from the main Chapada pit.

•                  Jacobina, Brazil —The continued discovery and confirmation of ore with grades that are higher than the current mineral reserve.  Mining of higher grade areas is expected to increase average annual production at Jacobina beginning in 2014 to levels up to 150,000 ounces per year.

•                  Pilar, Brazil — The extension of mineralization to the north for over 2.0 kilometres, as well as the extension of mineralization for 2.6 kilometres down dip of the current resource. These extensions are expected to result in further mineral resource growth at the project. The Company has already increased the design capacity of the mill by 30% from feasibility levels and will continue to assess potential increases to production and mine life with a strategic plan to fully utilize the increased capacity beginning in late 2014 approximately eighteen months after start-up planned for mid- 2013.

•                  Fazenda Nova, Brazil — A new discovery, Arco Sul, located just south of the decommissioned Fazenda Nova mine in Goiás State, Brazil. To date, drilling has delineated high grade gold values along almost one kilometre of strike length.

3.                                      OUTLOOK AND STRATEGY

The Company is staying on course toward building sustainable and reliable gold production and achieving the objectives for 2011 as outlined in its 2010 annual report. The Company expects to succeed in attaining those objectives through optimizing existing operations, expanding current, near-term and in-development production plans, developing new operations and advancing its exploration properties.

Consistent with the guidance provided previously, production is expected to be in the range of approximately 1.04 million GEO to 1.14 million GEO in 2011. Production is expected to increase to approximately 1.7 million ounces by 2014 as four development stage projects including C1 Santa Luz, Mercedes, Ernesto/Pau-a-Pique and Pilar, where construction decisions have already been made, and the expansion project of Minera Florida tailings are expected to start contributing to production levels.

These development projects are advancing on schedule and are fully funded from the Company’s available cash and cash flows generated from operations. By 2014, production is targeted to be more than 1.7 million GEO, which represents production growth over four years of approximately 65% compared to 2010 production levels. This projection does not include any additional production from new projects, expansions and optimizations under current evaluation.

A summary of the Company’s development stage projects is provided below:

	Expected Average Annual Contribution	Expected Start-date
C1 Santa Luz (i)	100,000 gold ounces	Late-2012
Mercedes	120,000 GEO	Q4 2011
Ernesto/Pau-a-Pique (i)	100,000 gold ounces	Late-2012
Pilar	120,000 gold ounces	Mid-2013

(i)          In the first two full years of production at C1 Santa Luz, average annual production is expected to exceed 130,000 ounces and at Ernesto/Pau-a-Pique average annual production is expected to be approximately 120,000 ounces which would accelerate pay-back.

Copper production is expected to be in the range of 145 million to 160 million pounds in 2011 and 140 million to 160 million pounds in 2012. Annual silver production is expected to be approximately 9 million ounces in 2011 and 2012.

The Company’s strategy and philosophy is to undertake projects which are easily funded from internal cash flows, with comparatively modest capital requirements and where cost escalation risks are manageable. The following is an update of current estimates of expansionary capital expenditures from 2011 to 2013 as compared to previous guidance. Of the planned increases in capital expenditures of $206 million, approximately $30 million relates to scoping changes and advancement of development and the balance is the result of current cost inputs and foreign exchange rates as compared to previous guidance.

(in millions of United States Dollars)	2011 Budget	2011 Revised	2012 Budget	2012 Revised	2013 Budget	2013 Revised
Expansionary Capex	$446	$500	$413	$509	$14	$70
Change		$54		$96		$56

These estimates are based on a series of assumptions and actual expenditures will be dependent on realized foreign exchange rates and market conditions for inputs at the time of realization. The above mentioned estimated capital expenditures for 2013 does not include projects for which a construction decision has not yet been made.

The Company expects sustaining capital for the next 3 years to be in the range of $200 to $240 million per year.

At the beginning of the year, the Company set its objective for 2011 to unlock further value within existing portfolio. In March 2011, the Company announced its agreement with Xstrata Queensland Limited (“Xstrata”) and Goldcorp Inc. (“Goldcorp”) that would facilitate the integration of Agua Rica into Minera Alumbrera. The terms of the agreement provide for the Company to receive from Xstrata and Goldcorp a combination of initial and option payments totaling $110 million. Subject to Xstrata and Goldcorp exercising their option to have Alumbrera acquire all assets related to Agua Rica, the Company would maintain a 12.5% interest in the integrated Alumbrera/Agua Rica operations, receive final payments totaling $200 million and deferred consideration in the form of gold stream that would allow the Company to retain positive exposure to the majority of the significant gold resources at the Agua Rica project.

The Company remains focused on exploration through identifying and acquiring the best exploration properties in the Americas, developing a pool of talented geoscientists and replacing ounces at current operations. In May 2011, the Company announced an increase in its exploration budget for 2011 to $105 million from $85 million, an increase of approximate 25%. The increased level of exploration spending is expected to carry over into future years, with as much as $125 million expected to be allocated to exploration in 2012.

This increase will accelerate efforts on exploration, particularly given recent success and will also contribute to the enhancement of the Company’s internal organic growth initiatives. The new exploration program will focus on near mine and regional efforts at El Peñón in Chile, continuing on the previous years’ regional exploration program, and the discoveries of Pampa Augusta Victoria and the Elizabeth vein systems. The expanded program also includes advancing new projects including Arco Sul, which is the sulphide extension of the Fazenda Nova oxide deposit mined until 2007 by the Company. As well, there is an increased allocation of spending to more aggressively pursue greenfield exploration efforts in new areas. This increased exploration spending in 2011 and the following years, continues to reinforce the Company’s primary focus on its organic growth strategy.

With more than $1 billion of available cash and undrawn credit available at the end of the second quarter of 2011, in addition to expected robust cash flows from operations, the Company is fully funded for its expected growth.

4.                                      OVERVIEW OF FINANCIAL RESULTS

The following table presents a summarized Statement of Operations for the Company’s most recently completed and comparative quarter (i):

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
(in thousands of United States Dollars)	2011	2010	2011	2010
Revenues	$573,283	$351,375	$1,049,360	$697,716
Cost of sales excluding depletion, depreciation and amortization	(191,777)	(135,666)	(348,879)	(280,809)
Gross margin	381,506	215,709	700,481	416,907
Depletion, depreciation and amortization	(89,018)	(68,721)	(169,529)	(138,770)
Mine operating earnings	292,488	146,988	530,952	278,137

Expenses
General and administrative	(34,132)	(29,321)	(61,568)	(54,645)
Exploration	(9,099)	(10,692)	(15,577)	(17,450)
Equity earnings from Minera Alumbrera	16,592	7,799	28,324	19,451
Other operating (expenses) income	(11,177)	(4,553)	(14,791)	(4,294)
Operating earnings	254,672	110,221	467,340	221,199

Finance income	14,291	1,041	19,367	5,595
Finance expense	(8,567)	(16,465)	(19,836)	(45,341)
Net finance income (expense)	5,724	(15,424)	(469)	(39,746)

Earnings from continuing operations before income taxes and non-controlling interest	260,396	94,797	466,871	181,453

Income tax (expense) recovery	(65,715)	(31,132)	(123,942)	6,397

Earnings from continuing operations	194,681	63,665	342,929	187,850
Earnings from discontinued operations (i)	—	6,473	—	13,825
Net earnings	$194,681	$70,138	$342,929	$201,675

Earnings adjustments (ii):
Non-cash unrealized foreign exchange (gains) losses	(10,955)	1,780	(10,696)	10,020
Non-cash unrealized (gains) losses on derivatives	(27)	598	(59)	(3,988)
Share-purchase warrant mark-to-market gain	—	(41)	(140)	(3,549)
Stock-based and other compensation	4,427	5,297	7,270	6,643
Future income tax expense (recovery) on translation of intercompany debt	4,647	(1,241)	6,898	(5,013)
Other non-recurring loss	1,389	6,388	1,652	13,057
Adjusted earnings before income tax effects	194,162	82,919	347,854	218,845
Income tax effect of adjustments	(7,981)	1,128	(9,466)	(58,874)
Adjusted earnings (ii)	$186,181	$84,047	$338,388	$159,971

Earnings per share - basic and diluted	$0.26	$0.09	$0.46	$0.27
Adjusted earnings per share - basic and diluted (ii)	$0.25	$0.12	$0.46	$0.22

(i)          Results of San Andrés, São Vicente and São Francisco mines have been reclassified as discontinued operations (in accordance with IFRS) with restatement of prior period comparatives.

(ii)      A cautionary note regarding non-GAAP measures is included in Section 6 providing a discussion on Adjusted Earnings and its definition. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses, (f) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) write-down of investments and other assets and any other non-recurring adjustments, (h) mark-to-market (gains) losses on share-purchase warrants. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments reflect both continuing and discontinued operations.

FOR THE THREE MONTHS ENDED JUNE 30, 2011

Record net earnings for the quarter were $194.7 million compared with net earnings of $70.1 million for the second quarter of 2010, which included earnings from discontinued operations of $6.5 million. An increase of 189% in earnings per share to $0.26 on a basic and diluted basis for the second quarter of 2011, compared with basic and diluted earnings per share of $0.09 for the same quarter in 2010.

Record adjusted Earnings were $186.2 million or $0.25 per share in the second quarter of 2011 compared with $84.0 million or $0.12 per share in the same quarter of 2010 representing an increase of 108% on a per share basis. Higher Adjusted Earnings in the second quarter of 2011 were mainly due to an increase in operating margins as a result of higher production volume and favourable metal prices.

Production on a gold equivalent ounce (“GEO”) basis increased by 10% and copper production increased by 43%, compared with the second quarter production of 2010. The upward momentum of gold and silver prices continued during the quarter.  Average realized prices of gold and silver increased by 26% and 105%, respectively, over the second quarter of 2010 and were 9% and 11% higher than the first quarter of 2011. Average realized prices of copper increased by 37%, compared with the second quarter of 2010.

The average prices of gold, copper and silver for the second quarter of 2011 and 2010 are summarized below:

	Realized Prices (i)		Market Prices (ii)
For the three months ended June 30,	2011	2010	2011	2010
Gold (per oz.)	$1,509	$1,201	$1,509	$1,197
Silver (per oz.)	$37.76	$18.45	$38.50	$18.32
Copper (per lb.)	$4.22	$3.07	$4.15	$3.18

(i)                      Realized prices based on gross sales compared to market prices for metals may vary due to infrequent shipments and depending on timing of the sales. Realized prices reflect continuing operations only for the comparative period.

(ii)                  Source of information: Bloomberg.

Revenues were $573.3 million in the second quarter on the sale of 220,376 ounces of gold excluding Alumbrera, 2.1 million ounces of silver, and 41.6 million pounds of copper excluding Alumbrera, compared with $351.4 million in the same quarter of 2010 on the sale of 186,921 ounces of gold from continuing operations excluding Alumbrera, 2.6 million ounces of silver and 31.6 million pounds of copper from continuing operations excluding Alumbrera.  Alumbrera is accounted for as an equity investment.  Higher revenues contributed to higher mine operating earnings of $292.5 million in the quarter, compared to $147.0 million in the second quarter of 2010.

Revenues for the quarter were comprised of the following:

			Realized	Revenues
For the quarter ended June 30, 2011	Quantity Sold		Price	(in ‘000s)
Gold (i)	220,376	oz.	$1,509	$332,527
Silver	2,077,499	oz.	$37.76	78,456
Total precious metals	261,926	GEO		410,983
Copper (i)	41,581,718	lbs.	$4.22	175,533
Gross revenues				$586,516
Add (deduct):
- Treatment and refining charges of gold and copper concentrate				$(6,765)
- Sales taxes				(11,502)
- Metal price adjustments related to concentrate revenues				2,635
- Other adjustments				2,399
Revenues				$573,283

(i)          Includes payable copper and gold contained in concentrate.

Cost of sales excluding depletion, depreciation and amortization for the quarter was $191.8 million compared with $135.7 million in the second quarter of 2010 driven by increased volume. The following table provides a reconciliation of the co-product cash costs to the cost of sales of the quarter:

For the quarter ended June 30, 2011	Gold Ounces or Pounds of Copper Produced		Co-product Cash Cost per Unit	Total (in ‘000s)
Chapada — Gold	31,566	oz.	$342	$10,789
Chapada — Copper	40,763,295	lbs.	1.32	53,620
El Peñón (GEO) (i)	124,118	oz.	382	47,453
Jacobina	27,806	oz.	663	18,448
Gualcamayo	43,194	oz.	399	17,219
Minera Florida (GEO) (i)	25,376	oz.	614	15,592
Fazenda Brasileiro	14,007	oz.	934	13,080
Co-product cash cost of sales (non GAAP measure)				$176,201
Add (deduct):
- Inventory and other non-cash adjustments				14,121
- Chapada concentrate treatment and refining charges				(6,765)
- Other commercial costs				3,690
- Overseas freight for Chapada concentrate				4,530
Cost of sales excluding depletion, depreciation and amortization				$191,777

(i)          Gold ounces reported are gold equivalent ounces for El Peñón and Minera Florida.

Depletion, depreciation and amortization and (“DDA”) expense for the quarter was $89.0 million, a 30% increase from $68.7 million in the second quarter of 2010. Increase in DDA was mainly due to the additional DDA related to increased volume of sales.

General and administrative expenses of $34.1 million for the quarter versus $29.3 million for the second quarter of 2010 mainly reflected the impact of the continued strengthening of the Brazilian Real, Chilean Peso, and Canadian Dollar against the United States Dollar and on expenses settled in those currencies and the Company’s growing operations.

For the quarter, net finance income was $5.7 million compared with net finance expense $15.4 million in the same quarter of 2010, and was mainly due to the increase in capitalized interest relating to mine construction, increased interest income on higher average cash balance, reduced interest expense on lower debt balance and higher unrealized foreign exchange gains recorded during the second quarter of 2011. Unrealized foreign exchange gains or losses are excluded from the calculation of adjusted earnings.

Other operating expenses were $11.2 million for the quarter, compared with $4.6 million in the second quarter of 2010. Higher other operating expenses were primarily due to the absence of the gain from the sale of São Francisco and São Vicente recognized in the second quarter of 2010.

The Company recorded equity earnings from its 12.5% interest in Alumbrera of $16.6 million for the quarter, compared with $7.8 million attributable to the Company in the quarter ended June 30, 2010. During the quarter, the Company received $6.6 million of cash dividends from Alumbrera compared to $17.9 million in the second quarter of 2010.

Cash flow generated from operations before changes in working capital were $331.0 million compared with $194.3 million for the second quarter of 2010, which reflects certain reclassifications made under IFRS. Cash flows from operating activities after changes in non-cash working capital were $315.8 million for the second quarter compared with $127.2 million for the quarter ended June 30, 2010 from continuing operations. The increase in cash flows from operations was primarily due to strong cost constraint, an increase in gold, silver and copper volume and prices generating higher sales revenues and favourable final pricing adjustments on copper in concentrate shipments.

The Company is well positioned to meet its financial obligations. Cash and cash equivalents as at June 30, 2011 were $520.9 million, representing an increase of $190.4 million since December 31, 2010, as a result of increased cash flows from operating activities.  A total of $25 million of debt repayments were made during the quarter.

FOR THE SIX MONTHS ENDED JUNE 30, 2011

Net earnings for the first half were $342.9 million compared with net earnings of $201.7 million for the first half of 2010, which included earnings from discontinued operations of $13.8 million. Earnings per share increased 70% to $0.46 on a basic and diluted basis for the six-month period of 2011, compared with basic and diluted earnings per share of $0.27 for the same period in 2010.

Adjusted Earnings were $338.4 million or $0.46 per share in the first half of 2011 compared with $160.0 million or $0.22 per share in the same half of 2010 representing an increase of 109% on a per share basis. Higher Adjusted Earnings in the first half of 2011 were mainly due to an increase in adjusted mine operating earnings on strong cost containment, strong prices for gold, silver and copper, partly offset by higher current income tax expense compared with the same quarter of 2010.

Revenues were over $1 billion in the first half of 2011 consisting of sales of 428,511 ounces of gold, 4.4 million ounces of silver, and 71.3 million pounds of copper excluding Alumbrera, compared with $697.7 million in the same quarter of 2010 on the sale of 430,521 ounces of gold, 5.6 million ounces of silver and 63.7 million pounds of copper excluding Alumbrera.

The table below presents selected quarterly financial and operating data (i):

	June 30,	March 31,	December 31,	September 30,
(in thousands of United States Dollars)	2011	2011	2010	2010
Financial results
Revenues (ii)	$573,283	$476,077	$535,130	$453,965
Mine operating earnings	$292,488	$238,464	$273,133	$202,566
Earnings from continuing operations	$194,681	$148,248	$125,569	$141,737
Net earnings for the period	$194,681	$148,248	$125,569	$139,241
Adjusted earnings (iii)	$186,181	$152,208	$170,979	$117,250
Cash flows from operating activities of continuing operations	$315,766	$228,898	$250,506	$162,280
Cash flows generated from operations of continuing operations before changes in non-cash working capital items	$331,038	$284,379	$292,521	$211,912
Cash flows to investing activities of continuing operations	$(207,716)	$(109,445)	$(147,192)	$(133,181)
Cash flows from (to) financing activities of continuing operations	$(53,528)	$7,113	$(54,199)	$(19,532)
Per share financial results
Earnings per share from continuing operations
Basic	$0.26	$0.20	$0.17	$0.19
Diluted	$0.26	$0.20	$0.17	$0.19
Earnings per share
Basic	$0.26	$0.20	$0.17	$0.19
Diluted	$0.26	$0.20	$0.17	$0.19
Adjusted earnings per share
Basic	$0.25	$0.21	$0.23	$0.16
Diluted	$0.25	$0.21	$0.23	$0.16
Financial position
Cash and cash equivalents	$520,863	$460,430	$330,498	$279,691
Total assets	$10,588,801	$10,419,977	$10,303,873	$10,083,956
Total long-term liabilities	$2,835,027	$2,854,475	$2,823,105	$2,811,820

Production
Commercial GEO - continuing operations (iv)	278,737	267,368	286,682	267,409
Total GEO produced	278,737	267,368	286,682	267,409
Commercial GEO - continuing operations excluding 12.5% equity interest in Alumbrera (iv)	266,067	255,994	272,621	256,039
By-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iii)(iv)	$(80)	$14	$(34)	$58
Co-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iii)(iv)	$451	$449	$465	$439
Chapada concentrate production (tonnes)	72,350	69,236	69,869	76,808
Chapada copper contained in concentrate production (millions of lbs)	40.8	38.5	39.9	42.8
Chapada co-product cash costs per pound of copper	$1.32	$1.21	$1.20	$1.14
Alumbrera (12.5% interest) concentrate production (tonnes)	16,123	12,690	16,422	15,487
Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs.)	9.3	7.1	9.3	8.3
Alumbrera co-product cash costs per lb. of copper (iii)	1.54	1.85	1.37	1.53
Gold equivalent ounces breakdown - continuing operations
Gold ounces produced	232,138	221,489	243,407	222,299
Silver ounces produced (millions of ounces)	2.3	2.3	2.4	2.5

Sales
Total gold sales (ounces)	232,743	219,547	234,708	227,189
Total gold sales - continuing operations excluding Alumbrera (ounces)	220,376	208,135	221,757	217,094
Chapada concentrate sales (tonnes)	80,330	57,909	74,009	81,127
Chapada payable copper contained in concentrate sales (millions of lbs)	41.6	29.7	39.6	43.5
Silver sales (millions of ounces)	2.1	2.3	2.4	2.5
Average realized gold price per ounce (ii)	$1,509	$1,387	$1,374	$1,235
Average realized copper price per pound (excluding derivative contracts) (ii)	$4.22	$4.28	$3.81	$3.27
Average realized silver price per ounce (ii)	$37.76	$33.99	$28.20	$19.73

	June 30,	March 31,	December 31,	September 30,
(in thousands of United States Dollars)	2010	2010	2009	2009
Financial results
Revenues (ii)	$351,375	$346,341	$399,825	$333,179
Mine operating earnings	$146,988	$131,149	$184,341	$136,419
Earnings from continuing operations	$63,665	$124,184	$53,458	$54,446
Net earnings for the period	$70,138	$131,536	$36,175	$60,823
Adjusted earnings (iii)	$84,047	$75,924	$100,863	$88,340
Cash flows from operating activities of continuing operations	$127,188	$141,356	$211,206	$144,249
Cash flows generated from operations of continuing operations before changes in non-cash working capital items (iii)	$194,282	$164,471	$155,225	$167,741
Cash flows to investing activities of continuing operations	$(56,933)	$(123,334)	$(90,532)	$(152,160)
Cash flows from (to) financing activities of continuing operations	$(27,362)	$32,223	$(10,578)	$(28,212)
Per share financial results
Earnings per share from continuing operations
Basic	$0.09	$0.17	$0.07	$0.07
Diluted	$0.09	$0.17	$0.07	$0.07
Earnings per share
Basic	$0.09	$0.18	$0.05	$0.08
Diluted	$0.09	$0.18	$0.05	$0.08
Adjusted earnings per share
Basic	$0.12	$0.10	$0.14	$0.12
Diluted	$0.12	$0.10	$0.14	$0.12
Financial Position
Cash and cash equivalents	$262,223	$221,983	$170,070	$97,498
Total assets	$9,867,620	$9,785,771	$9,707,260	$9,550,270
Total long-term liabilities	$2,743,497	$2,747,153	$2,589,460	$2,445,613

Production
Commercial GEO - continuing operations (iv)	253,264	239,836	289,456	269,191
GEO - discontinued operations (i)	10,052	33,236	35,796	45,516
Total GEO produced	263,316	273,074	325,252	314,707
Commercial GEO - continuing operations excluding 12.5% equity interest in Alumbrera (iv)	241,794	226,081	277,912	259,359
By-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iii)(iv)	$103	$86	$38	$47
Co-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iii)(iv)	$434	$423	$366	$350
Chapada concentrate production (tonnes)	65,859	51,659	63,990	62,783
Chapada copper contained in concentrate production (millions of lbs)	37.0	29.7	37.0	36.3
Chapada co-product cash costs per pound of copper	$1.13	$1.24	$1.05	$1.07
Gold equivalent ounces breakdown - continuing operations
Total gold ounces produced	208,399	190,663	238,438	216,273
Silver ounces produced (millions of ounces)	2.5	2.7	2.8	2.9

Sales
Commercial gold sales - continuing operations (ounces)	202,559	197,597	232,923	215,138
Gold sales - discontinued operations (ounces)	11,268	36,664	35,941	40,601
Total gold sales (ounces)	213,827	234,261	268,864	255,739
Commercial gold sales - continuing operations excluding Alumbrera (ounces)	186,921	187,341	222,008	203,947
Chapada concentrate sales (tonnes)	57,895	51,795	63,646	65,693
Chapada payable copper contained in concentrate sales (millions of lbs)	31.6	29.1	34.6	36.1
Silver sales (millions of ounces)	2.6	2.7	2.9	2.8
Average realized gold price per ounce (ii)	$1,201	$1,114	$1,095	$962
Average realized copper price per pound (excluding derivative contracts) (ii)	$3.07	$3.25	$3.18	$2.74
Average realized silver price per ounce (ii)	$18.45	$17.07	$17.47	$14.97

(i)          Results of San Andrés, São Vicente and São Francisco mines have been reclassified as discontinued operations with restatement of prior period comparatives. The sale of San Andrés closed in 2009; the sale of São Vicente and São Francisco closed on April 30, 2010.

(ii)      Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations for the comparative period.

(iii)  A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis of Operations and Financial Condition.

(iv)    Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an assumed gold to silver ratio of 50:1, for presentation purposes only. The assumed gold to silver ratio was 55:1 for prior periods.

(v)        The financial results for the periods ending prior to January 1, 2010 have not been restated in accordance with IFRS.

5.                                      OPERATING MINES

OVERVIEW OF QUARTERLY OPERATING RESULTS

For the three months ended June 30

In the three months ended June 30, 2011, production of GEO totaled 278,737 GEO compared with 253,264 GEO in 2010 from continuing operations, representing a quarter-over-quarter increase of 10%.

In the second quarter, copper production of 40.8 million pounds from the Chapada Mine increased by 10% over production of 37.0 million pounds in the three months ended June 30, 2010. Tonnage of copper concentrate production at Chapada also increased by 9.9% over the second quarter of 2010. Additionally, 9.3 million pounds of copper produced from Alumbrera were attributable to the Company in the second quarter of 2011, same as the amount produced in the quarter ended June 30, 2010

For the quarter, by-product cash costs including Alumbrera were negative $80 per GEO and excluding Alumbrera were negative $2 per GEO compared with positive $103 per GEO and positive $201 per GEO, respectively, in the second quarter of 2010. By-product cash costs take into account of the natural hedge of by-product metal prices for the Company’s production cost structure. By-product credits inherently offset unusually high mining inflation during periods of high metal prices. The Company believes that by-product cash costs are a better representation of its cost structure. Lower by-product cash costs compared to last year reflect strong cost containment and strong copper prices which mitigated cost pressures due to mining industry inflation and the appreciation of currencies in the countries where the Company’s mines are located. Quarter-over-quarter, the value of the Chilean Peso increased by 15% and the Brazilian Real went up 13% against the United States Dollar. The Company has hedged approximately 55% of the operating expenses of its mines in Brazil for the remainder of the year with an average contract rate of 2.08 Reais per United States Dollar that largely offset the foreign exchange losses related to operating expenses incurred in Reais.

Average co-product cash costs for the quarter were $451 per GEO including Alumbrera, representing a 3.9% increase from $434 per GEO for the second quarter of 2010; excluding Alumbrera, average co-product cash costs increased by 4.1% to $461 per GEO from $443 per GEO. Reliability of operations and cost management improvement allowed the Company to mitigate the adverse impact of a strong Brazilian Real and Chilean Peso.

Co-product cash costs per pound of copper were $1.32 for the quarter from Chapada, compared with $1.13, and co-product cash costs including the Company’s interest in the Alumbrera Mine were $1.36 per pound of copper, compared with $1.21 for the quarter ended June 30, 2010.

The following table summarizes GEO production from operations by mine for the second quarter of 2011 with comparatives:

	2011		2010
For the three months ended June 30,	Gold Equivalent Ounce (GEO)	By-product Cash Costs per GEO ($) (i)	Gold Equivalent Ounce (GEO)	By-product Cash Costs per GEO ($) (i)
Brazil
Chapada	31,566	(3,555)	30,450	(1,583)
Jacobina	27,806	663	29,785	534
Fazenda Brasileiro	14,007	934	18,333	559
Chile
El Peñón (ii)	124,118	382	100,485	449
Minera Florida (ii)	25,376	614	25,274	370
Argentina
Gualcamayo	43,194	399	37,467	427
Total production, excluding Alumbrera	266,067	(2)	241,794	201
Alumbrera (12.5% interest)	12,670	(1,736)	11,470	(1,938)
Total production from continuing operations	278,737	(80)	253,264	103

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

(ii)      Second quarter 2011 gold production: El Peñón — 80,861 ounces; Minera Florida — 22,034 ounces, and silver production: El Peñón — 2.2 million ounces; Mineral Florida — 0.2 million ounces.  Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an assumed gold to silver ratio of 50:1, for presentation purposes only. The assumed gold to silver ratio was 55:1 for prior periods.

For the six months ended June 30

In the six months ended June 30, 2011, production of gold equivalent ounces (“GEO”) totaled 546,105 GEO compared with 493,100 GEO in 2010 from continuing operations, representing a period-over-period increase of 11%.

In 2011, copper production of 79.2 million pounds from the Chapada Mine increased by 19% over production of 66.7 million pounds in the first half of 2010. Tonnage of copper concentrate production at Chapada also increased by 20% over the same period of 2010. Additionally, 16.4 million pounds of copper produced from Alumbrera were attributable to the Company in the six months of 2011, compared to 21.1 million pounds in the same period of 2010.

For the first six months of 2011, by-product cash costs including Alumbrera were negative $34 per GEO and excluding Alumbrera were positive $38 per GEO compared with positive $95 per GEO and positive $181 per GEO, respectively, in the first half of 2010. By-product cash costs take into account of the natural hedge of by-product metal prices for the Company’s production cost structure. By-product credits inherently offset unusually high mining inflation during periods of high metal prices. The Company believes that by-product cash costs are a better representation of its cost structure. Lower by-product cash costs compared to last year reflect strong cost containment and strong copper prices which mitigated cost pressures due to mining industry inflation and the appreciation of currencies in the countries where the Company’s mines are located. Compared to the same period of 2010, value of the Chilean Peso increased by 13% and the Brazilian Real went up 11% against the United States Dollar. The Company has hedged approximately 55% of the operating expenses of its mines in Brazil for the remainder of the year with an average contract rate of 2.08 Reais per United States Dollar that largely offset the foreign exchange losses related to operating expenses incurred in Reais.

Average co-product cash costs for the first six months of 2011 were $450 per GEO including Alumbrera, representing a 4.9% increase from $429 per GEO for same period ended June 30, 2010; excluding Alumbrera, average co-product cash costs increased by 4.6% to

$459 per GEO from $439 per GEO. Reliability of operations and cost management improvement allowed the Company to mitigate the adverse impact of a strong Brazilian Real and Chilean Peso.

Co-product cash costs per pound of copper were $1.26 for the first six months of 2011 from Chapada, compared with $1.18 for the same period of 2010. Including the Company’s interest in the Alumbrera Mine, co-product cash costs were $1.33 per pound of copper, compared with $1.18 for six months ended June 30, 2010.

The following table summarizes GEO production from operations by mine for the six months ended June 30, 2011 with comparatives:

	2011		2010
For the six months ended June 30,	Gold Equivalent Ounce (GEO)	By-product Cash Costs per GEO ($) (i)	Gold Equivalent Ounce (GEO)	By-product Cash Costs per GEO ($) (i)
Brazil
Chapada	64,958	(3,071)	58,244	(1,723)
Jacobina	58,125	636	54,806	604
Fazenda Brasileiro	25,259	949	33,071	587
Chile
El Peñón (ii)	239,916	389	208,922	415
Minera Florida (ii)	53,011	542	45,904	367
Argentina
Gualcamayo	80,791	449	66,928	434
Total production, excluding Alumbrera	522,061	38	467,875	181
Alumbrera (12.5% interest)	24,045	(1,602)	25,225	(1,504)
Total production from continuing operations	546,105	(34)	493,100	95

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

(ii)      Second quarter 2011 gold production: El Peñón — 154,429 ounces; Minera Florida — 46,020 ounces, and silver production: El Peñón — 4.3 million ounces; Mineral Florida — 0.3 million ounces.  Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an assumed gold to silver ratio of 50:1, for presentation purposes only. The assumed gold to silver ratio was 55:1 for prior periods.

CHAPADA MINE

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
Operating Statistics	2011	2010	2011	2010
Production
Concentrate (tonnes)	72,350	65,859	141,586	117,518
Gold contained in concentrate production (ounces)	31,566	30,450	64,958	58,244
Copper contained in concentrate (millions of pounds)	40.8	37.0	79.2	66.7

Co-product cash costs per oz of gold produced (i)	$342	$350	$313	$348
Co-product cash costs per lb of copper produced (i)	$1.32	$1.13	$1.26	$1.18
By-product cash costs per oz of gold produced (i)	$(3,555)	$(1,583)	$(3,071)	$(1,723)

Ore mined (tonnes)	5,379,933	5,970,919	10,142,566	9,714,810
Ore processed (tonnes)	4,857,313	4,873,077	9,946,051	9,191,697

Gold ore feed grade (g/t)	0.32	0.32	0.32	0.33
Copper ore feed grade (%)	0.43	0.39	0.41	0.38

Concentrate grade - gold (g/t)	13.57	14.38	14.27	15.42
Concentrate grade - copper (%)	25.6	25.5	25.4	25.7

Gold recovery rate (%)	64.3	60.7	64.5	60.4
Copper recovery rate (%)	88.4	87.2	87.8	86.4

Sales (ii)
Concentrate (tonnes)	80,330	57,895	138,240	109,690
Payable gold contained in concentrate (ounces)	34,260	32,881	67,655	60,438
Payable copper contained in concentrate (millions of pounds)	41.6	31.6	71.3	60.7

Depletion, depreciation and amortization per gold ounce sold	$66	$56	$57	$62
Depletion, depreciation and amortization per copper pound sold	$0.22	$0.18	$0.22	$0.19

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

(ii)      Quantities sold include quantity adjustment on provisional and final invoice settlements.

Chapada produced a total of 31,566 ounces of gold contained in concentrate in the second quarter compared with 30,450 ounces of gold in concentrate in the second quarter of 2010, representing a quarter-over-quarter increase of 3.7%. Chapada copper production of 40.8 million pounds in the second quarter was 10% higher than the production of 37.0 million pounds of copper contained in concentrate during the comparable period in 2010.

Higher production of both gold and copper in the quarter compared with the second quarter of 2010 was mainly due to copper grade and gold and copper recovery rates.

Copper contained in concentrate has remained within the range of 35-40 million pounds per quarter.

By-product cash costs for the quarter were negative $3,555 per ounce, compared with negative $1,583 per GEO for the same quarter of 2010. Higher by-product cash costs credits reflect the continuous strength of copper prices resulting in lower by-product cash costs.

Co-product cash costs for the quarter were $342 per gold ounce and $1.32 per pound of copper compared to $350 per gold ounce and $1.13 per pound of copper for the same quarter of 2010.  The increase in co-product cash costs per pound of copper is primarily due to an increase in transportation costs allocated to copper.

Chapada revenues for the quarter net of sales taxes and treatment and refining costs were $218.9 million. Revenues included mark-to-market adjustments and final and provisional pricing settlements in the quarter of $2.6 million.

The exploration program at Chapada includes 23,000 metres of diamond drilling that will principally target the southern extension of the Chapada pit at Corpo Sul and the southern extension at Suruca, a satellite deposit that is located six kilometres northeast of Chapada.

Drilling at Corpo Sul has identified gold and copper mineralization along a minimum strike length of 1.7 kilometres, to a depth of almost 200 metres and mineralization remains open along strike and down dip. Results were received from seven drill holes, three located immediately adjacent to the Chapada open pit and four located approximately 1.7 kilometres further along strike to the southwest at Corpo Sul. All of the holes returned mineralization similar in grade and composition to that currently being mined. With the discovery of Suruca in late 2009 and the positive results at Corpo Sul this year, copper and gold mineralization has now been identified along a strike length of almost 12 kilometres including the main Chapada deposit.

The Company is evaluating Corpo Sul as a satellite shallow low strip ratio open pit operation that would contribute to copper and gold production at Chapada from 2014 onward, with grades greater than the grades the Company would otherwise be mining from the main Chapada pit.

A feasibility study for Suruca is currently underway with the focus primarily on an initial average gold contribution of approximately 40,000 to 50,000 ounces per year beginning in 2014 from oxide ore. Development plans and permitting are in progress for a heap leach operation to supplement production from the main Chapada pit.

Cumulatively, with the contributions to gold production from Suruca oxide ore along with Corpo Sul’s contribution to copper and gold production, overall copper and gold production would exceed currently planned production at Chapada beginning in 2014.

During the remainder of 2011, diamond drilling will continue to focus on the expansion and delineation of mineralization at Corpo Sul and the southern extension of Suruca towards the Chapada pit.

EL PEÑÓN

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
Operating Statistics	2011	2010	2011	2010

Production
Gold equivalent (ounces)	124,118	100,485	239,916	208,922
Gold production (ounces)	80,861	57,351	154,429	118,327
Silver production (ounces)	2,162,850	2,372,380	4,274,332	4,982,669

Cash costs per gold equivalent ounce produced (i)	$382	$449	$389	$415

Ore mined (tonnes)	328,545	310,706	653,403	639,199
Ore processed (tonnes)	362,778	392,223	720,791	759,732

Gold ore feed grade (g/t)	7.64	4.97	7.28	5.30
Silver ore feed grade (g/t)	220.24	216.33	224.00	234.22

Gold recovery rate (%)	93.4	92.0	92.7	91.3
Silver recovery rate (%)	85.1	87.1	82.5	86.7

Sales
Gold sales (ounces)	75,480	58,020	148,389	118,247
Silver sales (ounces)	2,077,499	2,436,722	4,172,197	4,994,886

Depletion, depreciation and amortization per gold equivalent ounce sold	$316	$313	$312	$309

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

El Peñón produced  124,118 GEO during the second quarter of 2011. Production for the quarter consisted of 80,861 ounces of gold and 2.2 million ounces of silver, compared with 100,485 GEO, which consisted of 57,351 ounces of gold and 2.4 million ounces of silver produced in the second quarter of 2010. This represents a 24% quarter-over-quarter increase in 2011 versus 2010 production on a GEO basis.

Higher GEO production was mainly due to improved gold and silver grades compared with the same quarter of 2010. Higher grade areas including Al Este and Bonanza contributed to the increase in GEO production. As well, since conversion to owner-mining, operational dilution has decreased and feed grade has improved. This combined with increased capacity has led to increased production. The decrease in silver production was primarily the result of lower tonnage processed and lower recoveries.

Cash costs were $382 per GEO in the quarter ended June 30, 2011, compared with $449 per GEO in the second quarter in 2010, which included the impact of maintenance cost on improvement of fleet availability subsequent to the process of transition from contract mining to owner mining. Reliability of operation and cost management improvement allowed mine management to mitigate the adverse impact of the appreciation of the Chilean Peso versus the United States Dollar. The average currency exchange rate of the Chilean Peso versus the United States Dollar went up by 15% from the second quarter of 2010.

During 2011 approximately $4.5 million of the total $25 million in exploration spending at El Peñón will be focused on Pampa Augusta Victoria (“PAV”) with the objective of completing an initial mineral reserve and mineral resource estimate. The majority of the drilling is being completed on the Victoria vein, which, to date, has returned significant near surface gold and silver values.

The Victoria vein system has been traced along a strike length of over 400 metres and to a vertical depth of at least 100 metres from the surface at 1,750 metres elevation to 1,625 metres elevation.  The mineralization remains open along strike and down dip. The near surface, highly oxidized nature of this mineralization will facilitate rapid low cost development and recoveries which should be in the range of the original near surface mineralization at El Peñón (approximately 95 percent for gold and 90 percent for silver).

Exploration drilling will continue throughout 2011 to further extend mineralization at Victoria both along strike and down dip and is expected to expand and confirm the mineral resource potential of the Victoria Este and Elizabeth veins.  It is anticipated that development can be accelerated and ore could be mined from PAV as early as 2013.

PAV is expected to provide further sustainability at current production levels in El Peñón’s mine life by increasing mine certainty and flexibility.

GUALCAMAYO

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
Operating Statistics	2011	2010	2011	2010

Production
Gold production (ounces)	43,194	37,467	80,791	66,928

Cash costs per ounce produced (i)	$399	$427	$449	$434

Ore mined (tonnes)	1,910,723	2,288,936	3,848,072	4,077,029
Ore processed (tonnes)	1,882,237	1,940,939	3,778,770	3,727,190

Gold ore feed grade (g/t)	1.02	0.85	0.98	0.77
Gold recovery rate (%)	74.4	70.4	70.4	81.1

Sales
Gold sales (ounces)	46,399	30,283	81,064	66,425

Depletion, depreciation and amortization per gold ounce sold	$372	$296	$362	$265

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Gualcamayo produced 43,194 ounces of gold in the second quarter compared with 37,467 ounces produced in the second quarter of 2010, representing a 15% quarter-over-quarter improvement. Production increased as a result of mining higher grade benches (20% increase in grade) and improvements in recovery.  Mining for the quarter was consistent with the block model with modestly higher grades than expected.

Gold recovery rate at Gualcamayo was 74.4% for the second quarter, an improvement from 66.4% for the first quarter and 70.4% for the comparative quarter of 2010. The current recovery rate is in line with our projection of a sustainable range of 70% to 75%. The Company continues to take steps to improve recoveries and minimize carbon fines as it completes the construction of a new heap leach pad later this year.

Cash costs were $399 per ounce in the quarter ended June 30, 2011, compared with $427 per ounce in the second quarter of 2010, representing a 6.6% improvement. Management continued to reduce cash costs from $662 per ounce level in the fourth quarter of 2010 and $507 per ounce in the first quarter this year down to the current level.

In 2011, the Company is focusing on a number of operational initiatives, including efforts in sustaining the 1,500 tonne per hour feed through the plant, underground development of QDD Lower West and expansion of heap leach pad at Valle Norte.  Development of QDD Lower West continues.  Success at this deposit will make an additional positive contribution to mineral reserves and mineral resources for Gualcamayo in 2011. In addition, the Company will continue to work on reducing reliance on contractors for increased cost predictability. Gold production for the second half of 2011 is expected to increase based on continuing higher grades, increases in crusher availability and throughput tonnage.

JACOBINA

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
Operating Statistics	2011	2010	2011	2010

Production
Gold production (ounces)	27,806	29,785	58,125	54,806

Cash costs per ounce produced (i)	$663	$534	$636	$604

Ore mined (tonnes)	548,262	556,377	1,077,297	1,045,242
Ore processed (tonnes)	532,496	556,376	1,061,531	1,045,241

Gold ore feed grade (g/t)	1.74	1.79	1.82	1.76
Gold recovery rate (%)	93.4	93.0	93.4	92.5

Sales
Gold sales (ounces)	28,354	29,110	59,891	55,358

Depletion, depreciation and amortization per gold ounce sold	$389	$334	$381	$345

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Production at Jacobina was 27,806 ounces of gold in the second quarter, compared with production of 29,785 ounces of gold in the second quarter of 2010. Production for the quarter was on plan which anticipated lower grades.

The Company continues to focus on upgrading the current mineral resources to mineral reserves at Canavieiras and Morro do Vento and improving overall mineral reserve grade for the mine. Mining of higher grade areas could increase average annual production at Jacobina to 150,000 gold ounces beginning in 2014.

Cash costs averaged $663 per ounce of gold for the second quarter compared with $534 per ounce of gold in the second quarter of 2010 mainly due to lower production and higher plant costs as a result of down-time caused by normal course repairs and maintenance costs that were higher in this quarter.

The objectives of the 2011 exploration program at Jacobina are to upgrade current mineral resources to mineral reserves at Canavieiras and Morro do Vento, to improve overall mineral reserve grade for the mine, and to add new mineral resources along strike extensions in those zones. The 2011 exploration budget of $5 million includes 14,000 metres of diamond drilling.

To date in 2011, 19 drill holes have been completed at the Canavieiras deposit and results from the first 10 holes confirm grades that are higher than the current mineral reserve grade. Mining of higher grade areas is expected to increase annual production up to 150,000 gold ounces commencing in 2014.

MINERA FLORIDA

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
Operating Statistics	2011	2010	2011	2010
Production
Gold equivalent ounces	25,376	25,274	53,011	45,904
Gold production (ounces)	22,034	23,543	46,020	42,461
Silver production (ounces)	167,114	95,249	349,567	189,400

Cash costs per gold equivalent ounce produced (i)	$614	$370	$542	$367

Ore mined (tonnes)	215,164	185,175	423,556	347,109
Ore processed (tonnes)	238,287	204,512	470,571	357,143

Gold ore feed grade (g/t)	3.43	4.27	3.60	4.32
Silver ore feed grade (g/t)	31.77	21.22	33.44	22.92

Gold recovery rate (%)	83.9	82.0	84.3	82.9
Silver recovery rate (%)	68.0	66.1	68.4	66.6

Sales
Gold sales (ounces)	22,831	20,832	45,569	39,514
Silver sales (ounces)	—	120,319	202,985	281,252

Depletion, depreciation and amortization per gold equivalent ounce sold	$421	$359	$397	$357

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Minera Florida produced a total of 25,376 GEO in the current quarter compared with 25,274 GEO in the second quarter of 2010.

Gold grade for the quarter averaged 3.43 g/t which was lower than the 4.27 g/t for the second quarter of 2010. The lower gold grade was part of the mine plan.  Production from veins with better gold grade such as Tribuna and Victoria is expected to commence in the near term.

In addition, the mine produced 1,863 tonnes of zinc in the three-month period ended June 30, 2011 compared with 1,592 tonnes of zinc produced in the second quarter of 2010. Zinc is accounted for as a by-product credit to cash costs.

Cash costs for the second quarter were $614 per GEO compared with $370 per GEO in the same quarter in 2010 due to the appreciation of the Chilean Peso, mining inflation, higher energy costs and lower grades mined.

The Company’s expansion project at Minera Florida is designed to increase annual production at Minera Florida by approximately 40,000 GEO per year for five years through the re-treatment of tailings. The project continues to advance ahead of schedule with completion planned for late-2011. Total capital for Minera Florida expansion is now estimated to be $75 million. The increase over feasibility levels is attributed to currency and cost increases but also to a change in the scope of the project which includes a zinc flotation plant for recovering zinc which is expected to reduce costs.

OTHER MINES

The following table presents key operating data for the other mining operations:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
Operating Statistics	2011	2010	2011	2010

FAZENDA BRASILEIRO
Production
Gold production (ounces)	14,007	18,333	25,259	33,071

Cash costs per ounce produced (i)	$934	$559	$949	$587

Ore mined (tonnes)	247,859	270,382	463,571	565,327
Ore processed (tonnes)	246,551	273,706	451,940	555,286

Gold ore feed grade (g/t)	2.02	2.36	1.98	2.10
Gold recovery rate (%)	87.5	88.2	87.8	87.9

Sales
Gold sales (ounces)	13,052	15,801	25,943	34,285

Depletion, depreciation and amortization per gold ounce sold	$223	$132	$238	$173

ALUMBRERA (12.5% interest)
Production
Concentrate (tonnes)	16,123	16,480	28,813	36,441
Gold production (ounces)	913	1,329	1,794	3,371
Gold production in concentrate (ounces)	11,757	10,141	22,251	21,854
Total gold produced	12,670	11,470	24,045	25,225
Copper contained in concentrate (millions of pounds)	9.3	9.3	16.4	21.1

Co-product cash costs per ounce of gold produced (i)	$239	$238	$242	$242
Co-product cash costs per pound of copper produced (i)	$1.54	$1.52	$1.67	$1.17
By-product cash costs per ounce produced (i)	$(1,736)	$(1,938)	$(1,602)	$(1,504)

Ore mined (tonnes)	666,814	979,467	996,883	1,733,097
Ore processed (tonnes)	1,227,348	1,117,957	2,359,343	2,246,158

Gold ore feed grade (g/t)	0.47	0.43	0.46	0.47
Copper ore feed grade (%)	0.45	0.44	0.42	0.49

Gold recovery rate (%)	68.2	69.9	68.7	71.1
Copper recovery rate (%)	77.2	81.4	75.2	83.0

Sales
Concentrate (tonnes)	15,657	21,654	28,791	36,187
Gold sales (ounces)	11,293	14,038	21,989	22,435
Gold doré sales (ounces)	1,074	1,600	1,790	3,459
Total gold sales (ounces)	12,367	15,638	23,779	25,894

Payable copper contained in concentrate (millions of pounds)	8.8	12.1	15.9	20.3

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

FAZENDA BRASILEIRO

The Fazenda Brasileiro Mine produced 14,007 ounces of gold in the quarter ended June 30, 2011. This compares to 18,333 ounces of gold in the second quarter of 2010. Cash costs for the second quarter were $934 per ounce compared with $559 per ounce for the same period in 2010.  Grade for the quarter was 2.02 g/t compared to 2.36 g/t for the comparative quarter last year, representing a planned decline in grade of 14%, which impacted cash costs.  Appreciation of the Brazilian Real relative to the US Dollar also impacted cash costs.

The Fazenda Brasileiro mine was acquired in 2003 with 2.5 years of mine life remaining based on known mineral reserves. The Company has since been mining at Fazenda Brasileiro for seven years. The mine continues to further outline exploration potential and resource additions are expected in 2011.

The two new mineralization zones, CLX2 and Lagoa do Gato, both discovered in 2009, are identified as having significant potential for high-grade sources of ore for the mill. Both infill and extension drilling confirm the continuity of mineralization in both areas. In 2011, the Company continues to develop the high-grade mineral reserves at CLX2, improve mine fleet costs using road trucks and focus on continuing to extend Fazenda Brasileiro’s mine life.

ALUMBRERA

The Company’s interest in the Alumbrera Mine is accounted for as an equity investment. The Company recorded earnings from its 12.5% interest in Alumbrera Mine of $16.6 million and $28.3 million for the three-month and six-month periods ended June 30, 2011, compared with $7.8 million and $19.5 million reported for the respective periods of 2010. The Company received $6.6 million in cash distributions during the three-months and $27.0 million for the six-month period ended June 30, 2011, compared with $17.9 million and $30.7 million for the comparative periods in 2010.

Attributable production from Alumbrera was 12,670 ounces of gold and 9.3 million pounds of copper for the quarter. This compares with attributable production of 11,470 ounces of gold and 9.3 million pounds of copper for the second quarter of 2010.

In the first quarter of 2011, the Company announced an agreement with Xstrata Queensland Limited (“Xstrata”) and Goldcorp Inc. (“Goldcorp”) that would facilitate the integration of Agua Rica, which is currently 100% owned by Yamana, into Minera Alumbrera. Following the integration, Xstrata, Goldcorp and Yamana would own interests in the combined projects of 50%, 37.5% and 12.5% respectively, consistent with their current interest in Alumbrera. The integration of Agua Rica with Alumbrera provides the greatest value potential for Yamana and the best opportunity for the development of Agua Rica in the Catamarca province of Argentina.

6.             NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its financial statements, which are presented in accordance with International Financial Reporting Standards (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CO-PRODUCT AND BY-PRODUCT CASH COSTS

The Company has included cash costs per GEO and cash costs per pound of copper information because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. Cash costs per GEO are determined in accordance with the Gold Institute’s Production Cost Standard and are calculated on a co-product and by-product basis. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals (gold and copper) based on an estimated or assumed ratio. Cash costs on a by-product basis are computed by deducting copper by-product revenues from the calculation of cash costs of production per GEO. Cash costs per GEO and per pound of copper are calculated on a weighted average basis.

Per Gold Equivalent Ounce (“GEO”)

The following tables provide a reconciliation of cost of sales per the financial statements to (i) Co-product cash costs per GEO, (ii) Co-product cash costs per pound of copper and (iii) By-product cash costs per GEO:

Reconciliation of Cost of Sales per the Financial Statements to Co-product Cash Costs per GEO

GEO

	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended June 30,	2011	2010	2011	2010
Cost of sales (i) (iii)	$191,777	$135,666	$721	$561

Adjustments:

Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(47,904)	(35,644)	(180)	(148)
Treatment and refining costs (TCRC) related to Chapada gold	1,049	1,294	4	5
Inventory movements and adjustments	(14,121)	11,543	(53)	48
Commercial selling costs	(8,220)	(5,626)	(31)	(23)
Total GEO co-product cash costs (excluding Alumbrera)	$122,581	$107,233	$461	$443
Minera Alumbrera (12.5% interest) GEO cash costs	3,033	2,730	239	238
Total GEO co-product cash costs (iii)	$125,614	$109,964	$451	$434
Commercial GEO produced excluding Alumbrera	266,067	241,794
Commercial GEO produced including Alumbrera	278,737	253,264

GEO

	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the six months ended June 30,	2011	2010	2011	2010
Cost of sales (i) (iii)	$348,879	$280,809	$668	$600

Adjustments:

Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(90,089)	(67,676)	(173)	(145)
Treatment and refining costs (TCRC) related to Chapada gold	1,957	2,326	4	5
Inventory movements and adjustments	(5,752)	786	(11)	2
Commercial selling costs	(15,235)	(10,808)	(29)	(23)
Total GEO co-product cash costs (excluding Alumbrera)	$239,760	$205,437	$459	$439
Minera Alumbrera (12.5% interest) GEO cash costs	5,812	6,095	242	242
Total GEO co-product cash costs (iii)	$245,572	$211,532	$450	$429
Commercial GEO produced excluding Alumbrera	522,061	467,875
Commercial GEO produced including Alumbrera	546,105	493,100

(i)   Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)  Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 80/75% copper and 20/25% gold. TCRC’s are defined as treatment and refining charges.

(iii) Depletion, depreciation and amortization is excluded from both total cash costs and cost of sales from continuing operations for the comparative period.

Reconciliation of Cost of Sales per the Financial Statements to Co-product Cash Costs per Pound of Copper

Copper

	In thousands of United States Dollars		United States Dollars per pound of copper
For the three months ended June 30,	2011	2010	2011	2010
Cost of sales (i) (iii)	$191,777	$135,666	$4.70	$3.67

Adjustments:
GEO related cash costs (excluding related TCRC’s) (ii)	(121,532)	(105,938)	(2.98)	(2.87)
Treatment and refining costs (TCRC) related to Chapada copper	5,716	6,158	0.14	0.17
Inventory movements and adjustments	(14,121)	11,543	(0.35)	0.31
Commercial selling costs	(8,220)	(5,626)	(0.19)	(0.15)
Total copper co-product cash costs (excluding Alumbrera)	$53,620	$41,803	$1.32	$1.13
Minera Alumbrera (12.5% interest) copper cash costs	14,340	14,174	1.54	1.52
Total copper co-product cash costs (iii)	$67,960	$55,978	$1.36	$1.21
Copper produced excluding Alumbrera (millions of lbs)	40.8	37.0
Copper produced including Alumbrera (millions of lbs)	50.1	46.3

Copper

	In thousands of United States Dollars		United States Dollars per pound of copper
For the six months ended June 30,	2011	2010	2011	2010
Cost of sales (i) (iii)	$348,879	$280,809	$4.40	$4.21

Adjustments:
GEO related cash costs (excluding related TCRC’s) (ii)	(237,803)	(203,110)	(3.00)	(3.04)
Treatment and refining costs (TCRC) related to Chapada copper	9,993	10,989	0.13	0.16
Inventory movements and adjustments	(5,752)	786	(0.07)	0.01
Commercial selling costs	(15,235)	(10,808)	(0.20)	(0.16)
Total copper co-product cash costs (excluding Alumbrera)	$100,082	$78,666	$1.26	$1.18
Minera Alumbrera (12.5% interest) copper cash costs	27,525	24,641	1.67	1.17
Total copper co-product cash costs (iii)	$127,607	$103,307	$1.33	$1.18
Copper produced excluding Alumbrera (millions of lbs)	79.2	66.7
Copper produced including Alumbrera (millions of lbs)	95.7	87.8

(i)   Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)  Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 80/75% copper and 20/25% gold.  TCRC’s are defined as treatment and refining charges.

(iii) Depletion, depreciation and amortization is excluded from both total cash costs and cost of sales from continuing operations for the comparative period.

Reconciliation of Cost of Sales per the Financial Statements to By-product Cash Costs per GEO

GEO

	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended June 30,	2011	2010	2011	2010
Cost of sales (i)	$191,777	$135,666	$721	$561

Adjustments:
Chapada treatment and refining costs related to gold and copper	6,765	7,452	25	31
Inventory movements and adjustments	(14,121)	11,543	(53)	48
Commercial selling costs	(8,220)	(5,626)	(31)	(23)
Chapada copper revenue including copper pricing adjustment	(176,617)	(100,646)	(664)	(416)
Total GEO by-product cash costs (excluding Alumbrera)	$(416)	$48,389	$(2)	$201
Minera Alumbrera (12.5% interest) by-product cash costs	(21,995)	(22,223)	(1,736)	(1,938)
Total GEO by-product cash costs (i)	$(22,411)	$26,167	$(80)	$103
Commercial GEO produced excluding Alumbrera	266,067	241,794
Commercial GEO produced including Alumbrera	278,737	253,264

GEO

	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the six months ended June 30,	2011	2010	2011	2010
Cost of sales (i)	$348,879	$280,809	$668	$600

Adjustments:
Chapada treatment and refining costs related to gold and copper	11,950	13,315	23	28
Inventory movements and adjustments	(5,752)	786	(11)	2
Commercial selling costs	(15,235)	(10,808)	(29)	(23)
Chapada copper revenue including copper pricing adjustment	(319,941)	(199,296)	(613)	(426)
Total GEO by-product cash costs (excluding Alumbrera)	$19,901	$84,806	$38	$181
Minera Alumbrera (12.5% interest) by-product cash costs	(38,510)	(37,931)	(1,602)	(1,504)
Total GEO by-product cash costs (i)	$(18,609)	$46,875	$(34)	$95
Commercial GEO produced excluding Alumbrera	522,061	467,875
Commercial GEO produced including Alumbrera	546,105	493,100

(i)          Depletion, depreciation and amortization is excluded from both total cash costs and cost of sales from continuing operations for the comparative period.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses, (f) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) write-down of investments and other assets and any other non-recurring adjustments, (h) mark-to-market (gains) losses on share-purchase warrants. Non-recurring adjustments from unusual events or circumstances, such as the unprecedented volatility of copper prices in the fourth quarter of 2008, are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. A reconciliation of Adjusted Earnings to net earnings as well as a discussion of the adjusting items is provided in Section 4 “Overview of Financial Results” for both the yearly and quarterly reconciliations.

7.             LIQUIDITY AND CAPITAL RESOURCES

In an environment of tightened credit markets, the Company’s liquidity position continues to be stable and reliable as evidenced by increased availability of funds and increased cash flows from operating activities. In the near-term, the Company expects its liquidity to be positively impacted by higher forecast production levels, higher metal prices, and stable demand for precious metals. The Company anticipates being able to meet all its obligations and is committed to fund its growth through sustaining and expansionary projects.

The following is a summary of liquidity and capital resources balances from operations:

	As at
	June 30,	December 31,
(in thousands of United States Dollars)	2011	2010
Cash	$520,863	$330,498
Working capital	$683,273	$518,081

	Three months ended
	June 30,	June 30,
(in thousands of United States Dollars)	2011	2010
Cash flows (for the period ended)
Cash flows from operating activities of continuing operations	$315,766	$127,188
Cash flows generated from operations of continuing operations before changes in non-cash working capital items	$331,038	$194,282
Cash flows from financing activities of continuing operations	$(53,528)	$(27,362)
Cash flows to investing activities of continuing operations	$(207,716)	$(56,933)

	Six months ended
	June 30,	June 30,
(in thousands of United States Dollars)	2011	2010
Cash flows (for the period ended)
Cash flows from operating activities of continuing operations	$544,664	$268,544
Cash flows generated from operations of continuing operations before changes in non-cash working capital items	$615,417	$358,753
Cash flows from financing activities of continuing operations	$(46,415)	$4,861
Cash flows to investing activities of continuing operations	$(317,161)	$(180,267)

Cash and cash equivalents as at June 30, 2011 were $520.9 million compared to $330.5 million as at December 31, 2010. Factors that could impact on the Company’s liquidity are monitored regularly as part of the Company’s overall capital management strategy. Factors that are monitored include but are not limited to the market price of gold, copper and silver, production levels, operating cash costs, capital costs, exchange rates of currencies of countries where the Company operates, exploration and discretionary expenditures.

Working capital was $683.3 million as at June 30, 2011, compared to $518.1 million as at December 31, 2010. The 32% increase in working capital is a result of higher prices for metals and increased volume of sales. Working capital is defined as the excess of current assets over current liabilities.

Receivables at the end of the period were $197.9 million compared with $212.9 million as at December 31, 2010. Copper concentrate sales are made in accordance with certain smelter off-take agreements whereby provisional payments of approximately 90% are received within 1 to 4 weeks after shipping. Final assays and payment related to these sales are received approximately 2 to 3 months thereafter.

Gold sales are made at spot prices and receivables are settled within less than a month.

OPERATING CASH FLOWS

Cash inflows from operations after taking into effect changes in working capital items for the three-month period ended June 30, 2011 were $315.8 million, compared to inflows of $127.2 million for the same period ended June 30, 2010 from continuing operations.

Cash flows generated before changes in non-cash working capital items for the three-month period ended June 30, 2011 were $331.0 million compared to $194.3 million for the same period ended June 30, 2010 from continuing operations. The increase is mainly attributed to increases in revenues.

Changes in non-cash working capital items for the three-month period ended June 30, 2011 period were cash outflows of $15.3 million compared to outflows of $67.1 million for the comparative quarter ended June 30, 2010, this was mainly due to the favourable effect of the change of accounts receivable, inventory and accounts payable balances.

FINANCING ACTIVITIES

Cash outflows from financing activities for the three-month period ended June 30, 2011 were $53.5 million compared to cash outflows of $27.4 million for the comparative quarter ended June 30, 2010 from continuing operations due to the following:

•                  increase of dividends paid by $11.0 million;

•                  increase of net long-term debt repayment of $25.0 million;

•                  net increase of $1.1 million received from the exercise of options and warrants; and

•                  net decrease of $8.7 million paid for financing and other charges.

INVESTING ACTIVITIES

Cash outflows to investing activities were $207.7 million (June 30, 2010 - $56.9 million) for the three-month period ended June 30, 2011 of which approximately $205.0 million relates to expenditures on property, plant and equipment, compared with $109.3 million spent in the second quarter of 2010. Higher outflows on acquisition of property, plant and equipment reflected increased expenditures on the construction of new mines and expansion of existing assets.

The following is a summary of capital expenditures by mine:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
(in thousands of United States Dollars)	2011	2010	2011	2010
ARGENTINA

Gualcamayo	$10,348	$6,492	$15,431	$21,890

BRAZIL

Chapada	13,423	14,580	18,125	26,322
Jacobina	13,118	13,716	25,577	23,592
Fazenda Brasileiro	8,605	7,287	13,533	11,992
Ernesto/Pau-au-Pique (i)	16,074	1,368	24,785	2,514
C1 Santa Luz (i)	18,894	2,015	22,045	2,015
Pilar (i)	19,090	13,901	26,812	20,939

CHILE

El Peñón (ii)	33,527	25,991	53,209	87,209
Minera Florida	22,307	10,457	34,738	18,562

MEXICO AND OTHER

Mercedes (i)	31,277	13,232	51,820	18,388
Other	18,336	455	23,499	2,516
Total capital expenditures (i)	$204,999	$109,494	$309,574	$235,939

(i)   Net of movement in accounts payable.

(ii)  In the second quarter of 2010, capital expenditures included the purchase cost of Constructora Gardilcic Ltda. and Constructora TCG Ltda. of $48.9 million to convert El Peñón into an owner-mining operation.

8.             CAPITALIZATION

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding.

At June 30, 2011, the Company had 745.6 million common shares and 1.7 million stock options outstanding.

As of July 29, 2011, the total number of common shares outstanding were 745.6 million.

9.             GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $34.1 million and $61.6 million for the three and six-month periods ended June 30, 2011, respectively, compared with $29.3 million and $54.6 million for the three and six-month periods ended June 30, 2010, respectively. Higher general and administrative expenses mainly reflected the impact of the strengthened Brazilian Real and Chilean Peso against the United States Dollar on expenses settled in those currencies.

10.          FOREIGN EXCHANGE

The Company’s revenues are denominated in United States Dollars (USD).  However, the Company’s operating expenses are incurred in United States Dollars, Brazilian Reais (BRL), Chilean Pesos (CLP), Argentine Pesos (ARG) and to a lesser extent in Canadian Dollars (CAD) and Mexican Pesos. Accordingly, fluctuations in the exchange rates can significantly impact the results of operations.

For the three and six-month periods ended June 30, 2011, the Company recognized foreign exchange gains of $11.0 million and $10.7 million, respectively, compared to foreign exchange losses of $1.8 million and $10.0 million for the three and six-month periods ended June 30, 2010, respectively.

The Company has hedge contracts outstanding where the value of the Real has been fixed against the United States Dollar. These hedges are further described in Section 13, Derivatives.

The following table summarizes the movement in key currencies vis-à-vis the United States Dollar:

	Three months ended
	June 30,	June 30,
	2011	2010	Variance
Average Exchange Rate
USD-CAD	0.9684	1.0282	-5.8%
USD-BRL	1.5948	1.8006	-11.4%
USD-ARG	4.0714	3.9117	4.1%
USD-CLP	471.3040	540.9980	-12.9%

	Six months ended
	June 30,	June 30,
	2011	2010	Variance
Average Exchange Rate
USD-CAD	0.9790	1.0348	-5.4%
USD-BRL	1.6307	1.8048	-9.6%
USD-ARG	4.0372	3.8796	4.1%
USD-CLP	476.2099	534.9496	-11.0%

	June 30,	June 30,		December 31,
	2011	2010	Variance	2010	Variance
As at
USD-CAD	0.9634	1.0480	-8.1%	0.9999	-3.7%
USD-BRL	1.5611	1.7919	-12.9%	1.6660	-6.3%
USD-ARG	4.1085	3.9300	4.5%	3.9713	3.5%
USD-CLP	467.2200	527.7230	-11.5%	461.9820	1.1%

11.          INVESTMENTS AND INVESTMENT INCOME

INVESTMENTS

As at June 30, 2011, the Company had total investments of $102.0 million compared with $103.0 million as at December 31, 2010. The main reason for the decrease is a result of the fair value adjustments in the quarter (refer to Note 8 to the consolidated interim condensed financial statements for details).

12.          INCOME TAXES

The Company recorded an income tax expense of $65.7 million for the quarter (tax expense of $31.1 million for the second quarter of 2010). The current quarter income tax provision mainly reflects a current income tax expense of $74.5 million ($52.5 million for the second quarter of 2010) and a deferred income tax recovery of $8.8 million (deferred tax recovery of $21.4 million for the second quarter of 2010).  The effective tax rate for the quarter was 25.2% (32.8% for the second quarter of 2010).  The expense reflects the taxes incurred in the Company’s Brazilian, Chilean and Argentinean mines.

The effective tax rate excluding equity earnings, foreign exchange on non-monetary assets and revaluations is 28.9% for the quarter (29.5% for the second quarter of 2010).  These items are adjusted to normalize the effects of IFRS on the tax provision.

The consolidated balance sheet reflects recoverable tax installments in the amount of $4.9 million and an income tax liability of $93.2 million. Additionally, the balance sheet reflects a deferred tax asset of $200.9 million and a deferred tax liability of $2.0 billion.

The income tax provision is subject to a number of factors including the allocation of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.  Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods

The Company has elected, under IFRS, to record foreign exchange and interest and penalties in the income tax expense, therefore, due to foreign exchange differences, the tax rate will fluctuate during the year with the change in the Brazilian Real and Argentinean Peso.

See Note 20 to the consolidated interim condensed financial statements for a breakdown of the foreign exchange and interest and penalties charged to the income tax expense.

13.          DERIVATIVES

The Company recorded realized net losses of $1.3 million and $1.2 million for the three and six-month periods ended June 30, 2011, respectively whereas losses of $2.2 million and $9.8 million were recorded in the three and six-month periods ended June 30, 2010, respectively.

Included in cost of sales are realized gains in the amounts of $9.3 million and $16.5 million for the three and six-month periods ended June 30, 2011, respectively (June 30, 2010 — $5.9 million gain and $12.1 million gain, respectively) with respect to currency derivative contracts.  Included in sales are realized gains in the amounts of $2.8 million and $4.6 million for the three and six-month periods ended June 30, 2011, respectively (June 30, 2010 - $5.1 million gain and $8.2 million gain, respectively) in respect of commodity contracts.  Included in finance expense are realized losses in the amounts of $1.3 million and $2.8 million for the three and six-month periods ended June 30, 2011, respectively (June 30, 2010 — $2.2 million and $4.6 million, respectively) in respect to the interest rate swaps.

CURRENCY HEDGING

The Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States Dollar. Currency contracts totaling 488.5 million Reais at an average rate of 2.17 Real to the United States Dollar have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States dollar amount of those expenditures caused by changes in the currency exchange rates for 2011 through to December 31, 2013. Of this, 138.8 million Reais is hedged for 2011, 273.6 million is hedged for 2012 and approximately 76.0 million Reais for 2013.

The Company also entered into forward contracts to economically hedge against the risk of an increase in the value of the Mexican Pesos versus the United States Dollar. Currency contracts totaling 464.5 million Pesos at an average rate of 13.32 Pesos to the United States Dollar have been designated against forecast Pesos denominated expenditures as a hedge against the variability of the United States dollar amount of those expenditures caused by changes in the currency exchange rates for 2011 through to May 31, 2015. Of this, 87.5 million Pesos is hedged for 2012, 156.0 million Pesos is hedged for 2013, 156.0 million Pesos is hedged for 2014 and 65.0 million Pesos for 2015.

The currency hedge has been accounted for as a cash flow hedge with the effective portion of $9.0 million gain and $12.1 million gain for the three and six-month periods ended June 30, 2011, respectively, credited to other comprehensive income.  The ineffective portion of losses of $68,000 and $0.2 million for the three and six-month periods ended June 30, 2011, respectively, were taken to income.

The following table summarizes the details of the currency hedging program as at June 30, 2011:

(Quantities in thousands)

	Brazilian Real				Mexican Peso
Year of Settlement	Brazilian Real Notional Amount	Weighted Average Contract Rate	Market rate as at June 30, 2011	Year of Settlement	Mexican Peso Notional Amount	Contract Fixed Rate	Market rate as at June 30, 2011
2011	138,838	2.0795	1.5611	—	—	—	—
2012	273,643	2.2275	1.5611	2012	87,500	13.3200	11.7135
2013	76,032	2.1387	1.5611	2013	156,000	13.3200	11.7135
2014	—	—	—	2014	156,000	13.3200	11.7135
2015	—	—	—	2015	65,000	13.3200	11.7135
	488,513	2.1696	1.5611		464,500	13.3200	11.7135

INTEREST RATE HEDGING

The Company is exposed to interest rate risk on its variable rate debt.  As at June 30, 2011, the Company had a total of $105.3 million in interest rate swap agreements to convert floating rate financing to fixed rate financing effective until 2012. These contracts fix the rate of interest on the Company’s long-term debt at 4.36%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in Other Comprehensive Income until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

The interest rate hedge has been accounted for as cash flow hedge with the effective portion of the hedge of $0.9 million gain and $1.7 million gain for the three and six-month period ended June 30, 2011, respectively, recorded in other comprehensive income.

At June 30, 2011, the Company’s long-term debt was at fixed rates, hence there is no market risk arising from fluctuations in floating interest rate.

14.          CONTRACTUAL COMMITMENTS

Day-to-day mining and administrative operations give rise to contracts requiring agreed upon future minimum payments. Management is of the view that such commitments will be sufficiently funded by current working capital, available credit facilities which provide access to additional funds and future operating cash flows.

As at June 30, 2011, the Company is contractually committed to the following:

(in thousands of United States Dollars)	Within 1 year	Between 1 to 3 years	Between 3 to 5 years	After 5 years	Total
Mine operating/construction and service contracts and other	$383,110	$264,472	$63,787	$10,174	$721,543
Long-term debt principal repayments (i)	—	212,632	73,500	181,500	467,632
Asset retirement obligations (undiscounted)	8,718	27,219	12,535	181,816	230,288

	$391,828	$504,323	$149,822	$373,490	$1,419,463

(i)          Excludes interest expense.

15.          CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177 million for alleged breaches of agreements entered into by the plaintiff.  The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment and a decision of the appellate court is pending. While the Company continues to consider that the plaintiff’s allegations are unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful; the outcome is not certain.  There is no assurance that the Company will be wholly successful in confirming the first-instance judgment at appellate courts. There have not been any significant developments on this matter during the current year.

16.          OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements.

17.          GOLD AND COPPER MARKETS

For the quarter ended June 30, 2011, spot gold prices averaged $1,509 per ounce, or 26% higher, compared with $1,197 per ounce from the comparative period of 2010.

The Company’s revenue and profitability are highly dependent on spot gold prices as its principal product is sold at spot prices in world markets. Gold prices continue to be driven by positive market fundamentals. Constrained long-term mine supply and steady investment demand from exchange traded funds (“ETFs”) are supportive of gold prices. Furthermore, rebounding jewellery demand and central bank purchases are also underpinning higher prices. Due to these factors, the Company expects gold prices to remain well supported in the near to mid-term, although with a high degree of market volatility.

For the quarter ended June 30, 2011, spot copper prices averaged $4.15 per pound, representing an increase of 30% compared with $3.18 per pound from the same period in 2010.

Strong copper prices are primarily being driven by positive supply demand fundamentals as flat supply growth is unbalanced with demand from emerging markets, mainly China. Renewed investment demand for copper has also helped copper prices rebound to record levels recently. Based on these factors, the Company expects copper prices to remain above historical levels in the near to mid-term.

18.          CONSTRUCTION, DEVELOPMENT AND EXPLORATION

CONSTRUCTION AND DEVELOPMENT

All construction projects are on or in the case of Mercedes, ahead of schedule. All permits have been received. Detailed engineering has or is currently advancing and long-lead time equipment has been ordered for the various projects. Mine development is also advancing on schedule with accelerated development of newly discovered higher grade areas at Mercedes.

The following summary highlights key updates from the construction and development projects at the Company.

Mercedes, Mexico

Mercedes is a gold/silver project located in Sonora, Mexico currently under construction.  Construction is ahead of schedule with start-up of production expected by the end of 2011 rather than the original plan of the second quarter of 2012 and commercial production is now expected by mid-2012. As of June 30, 2011, overall physical advancement of the project was 85%. Advancement included completion of the tailings dam, approximately 90% advancement over structural, mechanical and piping installation, and near completion of the powerline. In addition, approximately 85% of budget costs were committed as at June 30, 2011. The Company is also advancing the development of Barrancas, a newly discovered higher grade area at Mercedes. Barrancas is a more recent discovery made after the decision was made to develop Mercedes. Estimated total project capital expenditures for Mercedes is expected to be $194 million of which approximately $10 million is a newly allocated amount for the advancement of Barrancas providing the potential to increase production at Mercedes.  The increase in capital expenditure above the planned $168 million, not including new development of approximately $10 million, can be attributed to the strengthening of the Mexican Peso in comparison to the Company’s assumed foreign exchange rate in the previous budgeted amounts. Annual production at Mercedes is expected initially to be approximately 120,000 GEO and plans are underway to increase production to up to 150,000 GEO per year beginning in 2014.

Ernesto & Pau-a-Pique, Brazil

Construction progress is on schedule with commissioning and start-up of production expected by the end of 2012 and commercial production by mid-2013. As at June 30, 2011, physical advancement was approximately 40% with earthworks ahead of schedule and the tailings dam completed. Approximately 60% of budget costs were committed as at June 30, 2011. Annual production is expected to be approximately 100,000 gold ounces with production during the first two full years expected to be approximately 120,000 gold ounces.

C1 Santa Luz, Brazil

Construction progress is on schedule with commissioning and start-up of production expected by the end of 2012 and commercial production by early-2013. As at June 30, 2011, detailed engineering and the tailings were completed. Total physical advancement of the project was approximately 40% and 50% of budget costs have been committed. Annual production is expected to be approximately 100,000 gold ounces with production during the first two full years expected to exceed 130,000 gold ounces.

Pilar, Brazil

Pilar is a development stage project located in Goias, Brazil approximately 80 kilometres from the Company’s Chapada mine.  Construction progress is on schedule with commissioning and start-up of production expected mid-2013 with commercial production expected by the end of 2013. Annual production from the mine is estimated to be 120,000 ounces of gold.

The Pilar project is being built at a capacity level that is 30% higher than that contemplated in the feasibility study.  Discovery of new mineral resources along with the decision to advance Caiamar, a deposit located 38 kilometres from Pilar, to pre-feasibility assuming that ore would be processed at Pilar, is expected to support the higher capacity level.  Studies have been completed confirming the processing plant at Pilar is suitable for processing the Caiamar ore and the higher grades can offset the costs of transporting the ore.  Resource development work has started at Caiamar, which could positively impact capacity utilization and Pilar production rates as early as 2014.

Agua Rica, Argentina

The Company is in the process of completing final documentation for the integration of Minera Agua Rica into Minera Alumbrera (“MAA”) and targeting to close the transaction by the end of August 2011. Under the direction of Xstrata, operator of MAA, MAA has initiated a feasibility study with respect to the integration of its operations and those of Minera Agua Rica.

Jeronimo, Chile

Following the delivery of the first mineral reserve estimate at Jeronimo in early 2011, a feasibility study of Jeronimo is currently underway. This reflects the Company’s intention on continuing to refine the economics of this project by evaluating various processing methods, accounting for potential by-product credits and other optimizations that could positively impact the project.

EXPLORATION

The Company continues to actively explore its exploration targets around existing mines along with its efforts to look for new opportunities such as on the ground purchases elsewhere in the Americas. The Company is largely focused on developing its future based on its exploration successes and organic growth.

The following is a summary of the exploration expenditures:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
(in millions of United States Dollars)	2011	2010	2011	2010

Exploration capitalized	$23.3	$14.7	$35.9	$24.9
Exploration expensed	9.1	10.7	15.6	17.5
Total exploration	$32.4	$25.4	$51.5	$42.4

In May 2011, the Company announced an increase in its exploration budget for 2011 by approximately 25% to $105 million. The increase partially resulted from the significant cash flow being generated by the Company, the success of the 2010 program, as well as the success already achieved in 2011.

The following summary highlights key updates from the exploration program at the Company since the end of the first quarter 2011.

BRAZIL

Pilar

During 2011, approximately 45,000 metres of diamond drilling will be completed as part of a $9.8 million exploration budget. The drilling is focused on the expansion of the Jordino mineral resource both down dip, which has been shown to be open for more than two kilometres of dip length, and along strike to the north towards Tres Buracos, where a small near surface, inferred mineral resource exists. Year-to-date, 74 drill holes have been completed totaling 24,000 metres and drill results confirm that growth in mineral reserves and mineral resources is expected to continue in 2011.

Arco Sul

Arco Sul is a new discovery that was made in late 2010. The discovery was made one kilometre from the Company’s decommissioned Fazenda Nova mine in western Goiás State, Brazil and 380 kilometres from the Company’s Chapada Mine. The discovery is characterized by a zone of stockwork and breccias that appear to be the strike and dip extension of previously mined oxide ores at Fazenda Nova.

Mineralization has been traced along strike for one kilometre and across a width of 300 metres as shown by current drilling and geologic interpretation. Diamond drilling began in September 2010 and 12 holes totaling 5,300 metres have been drilled to date. Additional drilling will be completed in 2011 to better understand the geometry of mineralization.

MEXICO

Mercedes

The 2011 exploration budget of $8.5 million includes approximately 45,000 metres of diamond drilling focused on the expansion of mineral reserves and mineral resources, particularly at the Lagunas Norte and Diluvio zones within the Barrancas and Lupita vein zones. The grades encountered at Lagunas Norte continue to be significantly higher than the average mineral resource grades within the Mercedes project area. The Lagunas Norte ore shoot is currently defined along 130 metres of strike length and is an extension to the Lagunas zone.  The recent drill campaign at the Diluvio zone continues to confirm continuity of this zone, with gold/silver mineralization delineated in an area of approximately 600 metres by 250 metres containing multiple vein/stockwork zones of up to 140 metres in width.

Three core rigs are currently on site and a total of 20,815 metres have been drilled in 55 holes year-to-date. The Lagunas Norte discovery is currently not reflected in Mercedes’ mineral reserves and mineral resources. Exploration success is expected to continue the rapid, low cost mineral resource development at Mercedes resulting in an opportunity to extend the mine life and increase annual production levels, which has now identified over 400 metres along strike and up to 150 metres down dip. The total length of the Barrancas zone is 1,100 metres, including Barrancas Centro, Lagunas and Lagunas Norte.

The continued exploration success and growing mineral resources at Mercedes are being evaluated to potentially increase mining and production rates as well as the extension of mine life.

19.          RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous inherent risks as a result of the economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in metal prices (such as gold, silver and copper), the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the United States Dollar.

Readers are encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the period ended December 31, 2010. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Operating and Political Risks

The Company holds mining and exploration properties in Brazil, Argentina, Chile, Mexico and Colombia exposing it to the laws governing the mining industry in those countries. The governments in those countries are currently supportive of the mining industry but changes in government regulations including taxation, the repatriation of profits, restrictions on production, export controls, environmental and ecological compliance, expropriation of property, shifts in the political stability of the country and labour unrest could adversely affect the Company and its exploration and production initiatives in these countries.

To mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects.

Currency Risks

Conducting exploration and production in Latin America also exposes the Company to the risk of currency fluctuations. A significant portion of the Company’s expenditures are denominated in Brazilian Reais, Argentine Pesos, Chilean Pesos and to a lesser extent Canadian Dollars and Mexican Pesos. Revenues are earned in United States Dollars. A strengthened local currency could adversely affect the Company’s costs denominated in United States Dollars. Historically, the Real has been highly volatile relative to other currencies and can fluctuate significantly against the United States Dollar over short-term periods. Refer to Note 19(b) to the consolidated financial statements for an additional discussion on currency risks.

The Company has entered into several currency hedges to mitigate against fluctuations in the Real vis-à-vis the United States Dollar as further discussed in Section 13, Derivatives.

Commodity Risks

The mining industry is intensely competitive and is highly dependent on commodity prices. The profitability of the Company is directly related to the market prices of gold, silver and copper. A decline in the prices of gold, copper or silver could negatively impact the Company’s operations. Refer to Note 19(c) to the consolidated financial statements for an additional discussion on commodity risks.

In addition to the direct impact of changes in copper prices on revenues, net earnings are also affected by unrealized accounting gains or losses on the mark-to-market of copper derivative contracts that do not qualify for hedge accounting but provide an economic hedge (refer to Section 13, Derivatives for details).

Interest Rate Risks

The Company is exposed to interest rate risk on its variable rate debt. As at June 30, 2011, the Company has a total of $105.3 million in interest rate swap agreements to convert floating rate financing to fixed rate financing effective until 2012. These contracts fix the rate of interest on part of the Company’s revolving credit line at 4.36%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in Other Comprehensive Income until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings. At June 30, 2011, most of the Company’s long-term debt was at fixed rates, hence there is little market risk arising from fluctuations in floating interest rates.

Credit Risks

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. For long-term investments credit risk represents the par value of the instruments. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties.

Liquidity Risks

Liquidity risk is the risk that a financial instrument cannot be eliminated quickly, by either liquidating it or by establishing an off-setting position. Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time, managing its capital expenditures and operation cash flows, and by maintaining adequate lines of credit.

Environmental Risks

The Company’s mining and processing operations and exploration activities in Brazil, Chile, Argentina, Mexico and Colombia are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which the Company operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, the Company may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. The Company mitigates this risk by performing certain reclamation activities concurrent with production.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the Company’s ownership of a property. To the extent Yamana is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on the Company. Should the Company be unable to fully fund the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. The Company mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

Energy Risks

The Company consumes energy in mining activities, primarily in the form of diesel fuel, electricity and natural gas. As many of the Company’s mines are in remote locations and energy is generally a limited resource, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available. The Company manages this risk by means of long-term electricity agreements with local power authorities and inventory control process on consumables including fuel. Many of the mines have on-site generator sets as back-up to mitigate the anticipated and unanticipated interruptions from the energy providers.

20.   CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing financial statements in accordance with the International Financial Reporting Standards (“IFRS”), management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company’s consolidated financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

As the Company prepared its financial statements for the second quarter of 2011 using IFRS, certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that are not included in the Company’s most recent annual financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) have been included in the interim condensed financial statements of the second quarter of 2011 for the comparative periods.

The consolidated interim condensed financial statements of the second quarter of 2011 should be read in conjunction with the Company’s 2010 annual financial statements prepared in accordance with Canadian GAAP and in consideration of the IFRS transition disclosures included in Note 30 to the consolidated interim condensed financial statements for the three-month period ended March 31, 2011 and the additional annual disclosures included therein, including the Significant Accounting Policies disclosures in Note 4.

21.          RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2010 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded from the table below.

(A)      The following five new Standards were issued by the IASB in May 2011, and are effective for annual periods beginning on or after January 1, 2013. Early application is permitted if all five Standards are adopted at the same time.

(i) Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements (“IFRS 10”) will replace IAS 27 Consolidated and Separate Financial Statements, and SIC 12 Consolidation — Special Purpose Entities. The portion of IAS 27 that deals with separate financial statements will remain. IFRS 10 changes the definition of control, such that the same consolidation criteria will apply to all entities. The revised definition focuses on the need to have both “power” and “variable returns” for control to be present. Power is the current ability to direct the activities that significantly influence returns. Variable returns can be positive, negative or both. IFRS 10 requires continuous assessment of control of an investee based on changes in facts and circumstances.

(ii) Joint Arrangements

IFRS 11 Joint Arrangements (“IFRS 11”) will replace IAS 31 Interests in Joint Ventures, and SIC 13 Jointly Controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 defines a joint arrangement as an arrangement where two or more parties contractually agree to share control. Joint control exists only when the decisions about activities that significantly affect the returns of an arrangement require the unanimous consent of the parties sharing control. The focus is not on the legal structure of joint arrangements, but rather on how the rights and obligations are shared by the parties to the joint arrangement. IFRS 11 eliminates the existing policy choice of proportionate consolidation for jointly controlled entities. In addition, the Standard categorizes joint arrangements as either joint operations or joint ventures.

(iii) Disclosure of Interests in Other Entities

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) will replace the disclosure requirements currently found in IAS 28 investment in Associates, and is the new Standard for disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities, including information about the significant judgments and assumptions that it has made in determining whether it has control, joint control or significant influence in another entity. IFRS 12 sets out the required disclosures for entities reporting under IFRS 10 and IFRS 11.

(iv) Separate Financial Statements

The new IAS 27 Separate Financial Statements (“IAS 27”) has been updated to require an entity presenting separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. The new IAS 27 excludes the guidance on the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent, which is within the scope of the current IAS 27 Consolidated and Separate Financial Statements, and is replaced by IFRS 10.

(v) Investments in Associates and Joint Ventures

The new IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) has been updated and it is to be applied by all entities that are investors with joint control of, or significant influence over, an investee. The scope of the current IAS 28 Investments in Associates does not include joint ventures.

(B)        IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price.

(C)        The IASB is expected to publish new IFRSs on the following topics during the first half of 2012. The Company will assess the impact of these new standards on the Company’s operations as they are published:

•                              Leases

•                              Revenue recognition

22.          DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Business Conduct and Ethics, our Insider Trading Policy and Share Dealing Code, our Whistleblower Policy, our Fraud Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the SEC and the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America for external purposes.  The Company’s internal control over financial reporting includes:

•                  maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•                  providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;

•                  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•                  providing reasonable assurance that unauthorized acquisition, use or disposition of  company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended June 30, 2011, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between June 30, 2011 and December 31, 2010 and results of operations for the periods ended June 30, 2011 and June 30, 2010.

This Management’s Discussion and Analysis has been prepared as of August 3th, 2011. The unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2010 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2010 and the most recent Annual Information Form for the year ended December 31, 2010 on file with the Securities Commissions of all of the provinces in Canada and the 2010 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risks related to non-core mine disposition, changes in project parameters as plans continue to be refined, changes in project development, construction production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2010 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This Management’s Discussion and Analysis uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2010 and other continuous disclosure documents filed by the Company since January 1, 2011 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.